UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 19, 2024

Marathon Oil Corporation

(Exact name of registrant as specified in its charter)

Delaware	1-5153	25-0996816
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

990 Town and Country Boulevard, Houston, Texas	77024-2217
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 629-6600

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $1.00	MRO	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously announced, on May 28, 2024, Marathon Oil Corporation, a Delaware corporation (“Marathon”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ConocoPhillips, a Delaware corporation (“ConocoPhillips”), and Puma Merger Sub Corp., a wholly owned subsidiary of ConocoPhillips (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into Marathon (the “Merger”), with Marathon surviving the Merger as a wholly owned subsidiary of ConocoPhillips.

ConocoPhillips has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which included a preliminary proxy statement/prospectus for the solicitation of proxies in connection with the Marathon special meeting of stockholders, to be held on August 29, 2024, to vote upon, among other things, matters necessary to complete the Merger. The SEC declared the Registration Statement effective on July 26, 2024, and Marathon filed a definitive proxy statement/prospectus (the “definitive proxy statement/prospectus”) on July 29, 2024. Marathon commenced mailing of the definitive proxy statement/prospectus to its stockholders on or about July 29, 2024.

Litigation Related to the Merger

As of the date hereof, Marathon has, to its knowledge, received several demand letters from its purported stockholders (the “Demand Letters”) and three complaints have been filed with respect to the Merger. The complaints are captioned as follows: MARTIN SIEGEL vs. CHADWICK DEATON ET AL, Docket No. 654065/2024 (N.Y. Sup Ct. Aug 12, 2024), KYLE WILLIAMS vs. MARATHON OIL CORPORATION ET AL., Docket No. 654151/2024 (N.Y. Sup Ct. Aug 15, 2024) and KENNETH COLLINS vs. MARATHON OIL CORPORATION ET AL., Docket No. 654163/2024 (N.Y. Sup Ct. Aug 15, 2024) (collectively referred to as the “Stockholder Actions”).

The Demand Letters and the Stockholder Actions allege that, among other things, the definitive proxy statement/prospectus contains certain disclosure deficiencies and/or incomplete information regarding the Merger. Although the outcome of, or estimate of the possible loss or range of loss from, these matters cannot be predicted, Marathon believes that the allegations contained in the Demand Letters and Stockholder Actions are without merit.

Marathon believes that no supplemental disclosures are required under applicable laws; however, in order to avoid the risk of the Demand Letters and the Stockholder Actions delaying the Merger and minimize the expense of defending the Stockholder Actions, and without admitting any liability or wrongdoing, Marathon is voluntarily making certain disclosures below that supplement those contained in the definitive proxy statement/prospectus. These disclosures, and disclosures on certain other matters, are provided in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Marathon specifically denies all allegations in the Demand Letters and the Stockholder Actions, including that any additional disclosure was or is required.

It is possible that additional, similar demand letters or complaints may be received or filed or the Stockholder Actions may be amended. Marathon does not intend to announce the receipt or filing of each additional, similar demand letter, complaint or any amended complaint.

SUPPLEMENT TO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS

This supplemental information to the definitive proxy statement/prospectus should be read in connection with the definitive proxy statement/prospectus, which should be read in its entirety. All page references are to pages in the definitive proxy statement/prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the definitive proxy statement/prospectus.

The disclosure on page 53 of the definitive proxy statement/prospectus is hereby supplemented by replacing the seventh full paragraph with the following:

On May 26, 2024, Marathon Oil and Party B executed the amendment to the confidentiality agreement. Later that same day, representatives of Marathon Oil shared a draft merger agreement with Party A and Party B. Marathon Oil did not receive any additional proposals or engage in any further discussions regarding a potential transaction with either Party A or Party B.

The disclosure on page 61 of the definitive proxy statement/prospectus is hereby supplemented by replacing the first full paragraph with the following:

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future unlevered free cash flows and terminal value of such company. Morgan Stanley calculated a range of implied equity values per share of Marathon Oil common stock as of March 31, 2024, based on estimates of future unlevered free cash flows for the second, third and fourth quarters of 2024 and fiscal years 2025 through 2028 contained in the Marathon Oil Management Projections, including net debt of Marathon Oil as of March 31, 2024 of $5,401 million, and based on the estimated number of fully diluted shares of Marathon Oil common stock, as of May 24, 2024, as provided by Marathon Oil’s management and calculated using the treasury stock method of approximately 565 million shares of Marathon Common Stock, comprised of 559.5 million shares of Marathon Common Stock (adjusted for restricted Stock Units, Unexercised Stock Options (exercisable at $29.06 and $10.47 assuming treasury stock method conversion), Deferred Stock Units and Stock-Based Performance Units). The estimated unlevered free cash flows and the range of terminal values were then discounted to present value as of March 31, 2024 using mid-year discounting convention by applying a discount rate range of 8.0% to 9.4%, which was selected based on Morgan Stanley’s professional judgment and experience, to reflect Marathon Oil’s estimated weighted average cost of capital (“WACC”), utilizing the capital asset pricing model to calculate Marathon Oil’s cost of equity and the yield-to-worst on Marathon Oil’s outstanding debt for Marathon Oil’s cost of debt. This analysis indicated a range of implied equity values per share of Marathon Oil common stock of $26.50 to $34.00, each rounded to the nearest $0.25. Morgan Stanley compared the foregoing range of implied equity values per share of Marathon Oil common stock to the closing trading price of Marathon Oil common stock on May 24, 2024 (which was the last full trading day prior to finalization of the merger agreement) of $25.56 per share of Marathon Oil common stock.

The disclosure on page 62 of the definitive proxy statement/prospectus is hereby supplemented by replacing the first full paragraph with the following:

Based on the estimated number of fully diluted shares of Marathon Oil, as of May 24, 2024, as provided by Marathon Oil management and calculated using the treasury stock method of approximately 565 million shares of Marathon Common Stock, comprised of 559.5 million shares of Marathon Common Stock (adjusted for restricted Stock Units, Unexercised Stock Options (exercisable at $29.06 and $10.47 assuming treasury stock method conversion), Deferred Stock Units and Stock-Based Performance Units), Morgan Stanley calculated the following ranges of the implied per share value of Marathon Oil common stock, rounded to the nearest $0.25:

The disclosure on page 63 of the definitive proxy statement/prospectus is hereby supplemented by replacing the second full paragraph with the following:

Based on the estimated number of fully diluted shares of Marathon Oil, as of May 24, 2024, as provided by Marathon Oil management and calculated using the treasury stock method of approximately 565 million shares of Marathon Common Stock, comprised of 559.5 million shares of Marathon Common Stock (adjusted for restricted Stock Units, Unexercised Stock Options (exercisable at $29.06 and $10.47 assuming treasury stock method conversion), Deferred Stock Units and Stock-Based Performance Units), Morgan Stanley calculated the following ranges of the implied per share value of Marathon Oil common stock, rounded to the nearest $0.25:

The disclosure on page 64 of the definitive proxy statement/prospectus is hereby supplemented by adding the following after the last paragraph under the heading “Equity Research Analysts’ Price Targets”:

Analyst	Price Target
A	$36
B	$34
C	$32
D	$38
E	$33
F	$35
G	$45
H	$30
I	$28
J	$35
K	$33
L	$35
M	$33
N	$40
O	$36

The disclosure on page 66 of the definitive proxy statement/prospectus is hereby supplemented by replacing the last sentence of the second full paragraph with the following:

As of the date of the merger agreement, Morgan Stanley is providing financial advisory services to ConocoPhillips~~,~~ for transactions unrelated to the Merger~~, for which~~. Pursuant to the engagement in connection with such transactions, (i) in the event certain defined transactions are completed, ConocoPhillips expects to pay ~~Morgan Stanley expects to receive~~ customary fees ~~if such transactions are completed~~ of less than $4.0 million and (ii) in the event ConocoPhillips determines to pursue certain defined alternative transactions, Morgan Stanley and ConocoPhillips have agreed to discuss in good faith appropriate compensation to be mutually agreed upon. Morgan Stanley expects that such ~~fees~~ compensation would be significantly less than the fees Morgan Stanley would receive from Marathon Oil in the merger. Morgan Stanley may seek to provide financial advisory and financing services to Marathon Oil and ConocoPhillips and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

The following supplemental disclosure replaces the paragraph on page 76 of the definitive proxy statement/prospectus under the heading “Potential Employment Arrangements with ConocoPhillips”:

Any of Marathon Oil’s executive officers who become officers or employees or who otherwise are retained to provide services to ConocoPhillips or its affiliates may, prior to, on or following the effective time of the merger, enter into new compensation arrangements with ConocoPhillips or its affiliates. As of the date of this proxy statement/prospectus, no new individualized compensation arrangements between Marathon Oil’s executive officers and ConocoPhillips or its affiliates relating to employment, compensation or benefits of Marathon Oil’s executive officers following the consummation of the Merger (i) have been established or (ii) have otherwise been discussed, communicated, or negotiated with ConocoPhillips.

Forward-Looking Statements

This report includes “forward-looking statements” as defined under the federal securities laws. All statements other than statements of historical fact included or incorporated by reference in this report, including, among other things, statements regarding the proposed business combination transaction between ConocoPhillips and Marathon, future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of Marathon’s or ConocoPhillips’ operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, Marathon or ConocoPhillips expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond Marathon’s or ConocoPhillips’ control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in forward-looking statements: ConocoPhillips’ ability to successfully integrate Marathon’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that Marathon or ConocoPhillips will be unable to retain and hire key personnel and maintain relationships with their suppliers and customers; the risk associated with Marathon’s ability to obtain the approval of its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common stock prices and uncertainty as to the long-term value of Marathon’s or ConocoPhillips’ common stock; risks that the proposed transaction disrupts current plans and operations of Marathon or ConocoPhillips and their respective management teams and potential difficulties in hiring or retaining employees as a result of the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting Marathon’s or ConocoPhillips’ businesses generally as set forth in their filings with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”), including, among others, conditions in the oil and gas industry, including supply/demand levels for crude oil and condensate, NGLs and natural gas and the resulting impact on price; changes in expected reserve or production levels; capital available for exploration and development; liabilities or corrective actions resulting from litigation, other proceedings and investigations or alleged violations of law or permits; drilling and operating risks; availability of drilling rigs, materials and labor, including the costs associated therewith; difficulty in obtaining necessary approvals and permits; the availability, cost, terms and timing of issuance or execution of, competition for, and challenges to, mineral licenses and leases and governmental and other permits and rights-of-way, and our ability to retain mineral licenses and leases; the impacts of supply chain disruptions that began during the COVID-19 pandemic and the resulting inflationary environment; changes in safety, health, environmental, tax and other regulations, requirements or initiatives.

The Registration Statement and definitive proxy statement/prospectus that was filed with the SEC on July 29, 2024, and is available at https://www.sec.gov/Archives/edgar/data/1163165/000110465924083174/tm2416360-8_424b3.htm describes additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Registration Statement and definitive proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Marathon’s and ConocoPhillips’ respective periodic reports and other filings with the SEC, including the risk factors contained in Marathon’s and ConocoPhillips’ most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither Marathon nor ConocoPhillips undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This report is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ConocoPhillips has filed with the SEC the Registration Statement, which included a preliminary proxy statement/prospectus for the solicitation of proxies in connection with the Marathon special meeting of stockholders, to be held on August 29, 2024, to vote upon, among other things, matters necessary to complete the Merger. The SEC declared the Registration Statement effective on July 26, 2024, and Marathon filed a definitive proxy statement/prospectus on July 29, 2024. Marathon commenced mailing of the definitive proxy statement/prospectus to its stockholders on or about July 29, 2024. Each of ConocoPhillips and Marathon may also file other relevant documents with the SEC regarding the proposed transaction. This report is not a substitute for the definitive proxy statement/prospectus or Registration Statement or any other document that ConocoPhillips or Marathon has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain free copies of the definitive proxy statement/prospectus and other documents containing important information about ConocoPhillips, Marathon and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at www.conocophillips.com or by contacting

ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000. Copies of the documents filed with the SEC by Marathon will be available free of charge on Marathon’s website at https://ir.marathonoil.com/ or by contacting Marathon at 713-629-6600.

Participants in the Solicitation

ConocoPhillips, Marathon and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ConocoPhillips is set forth in (i) ConocoPhillips’ proxy statement for its 2024 annual meeting of stockholders under the headings “Executive Compensation”, “Item 1: Election of Directors and Director Biographies” (including “Related Party Transactions” and “Director Compensation”), “Compensation Discussion and Analysis”, “Executive Compensation Tables” and “Stock Ownership”, which was filed with the SEC on April 1, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1163165/000130817924000384/cop4258041-def14a.htm, (ii) ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”, which was filed with the SEC on February 15, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1163165/000116316524000010/cop-20231231.htm and (iii) to the extent holdings of ConocoPhillips securities by its directors or executive officers have changed since the amounts set forth in ConocoPhillips’ proxy statement for its 2024 annual meeting of stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form-cat2&ciks=0001163165&entityName=CONOCOPHILLIPS%2520(COP)%2520(CIK%25200001163165)).

Information about the directors and executive officers of Marathon is set forth in (i) Marathon’s proxy statement for its 2024 annual meeting of stockholders under the headings “Proposal 1: Election of Directors”, “Director Compensation”, “Compensation Discussion and Analysis”, “Executive Compensation” and “Transactions with Related Persons”, which was filed with the SEC on April 10, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101778/000010177824000082/mro-20240405.htm, (ii) Marathon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”, which was filed with the SEC on February 22, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101778/000010177824000023/mro-20231231.htm, (iii) the definitive proxy statement/prospectus, including under the headings “Interests of Marathon Oil Directors and Executive Officers in the Merger”, “Treatment of Marathon Oil Equity Awards”, “Marathon Oil Corporation Officer Change in Control Severance Benefits Plan”, “2024 Annual Cash Bonus”, “Retention Program”, “Other Compensation Matters”, “Merger-Related Compensation”, “Potential Employment Arrangements with ConocoPhillips”, “Indemnification and Insurance”, and “Share Ownership of Certain Beneficial Owners and Management/Directors of Marathon Oil,” which was filed by Marathon with the SEC on July 29, 2024 and is available at https://www.sec.gov/Archives/edgar/data/101778/000110465924083181/tm2419062-1_defm14a.htm and (iv) to the extent holdings of Marathon securities by its directors or executive officers have changed since the amounts set forth in the definitive proxy statement/prospectus, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form-cat2&ciks=0000101778&entityName=MARATHON%2520OIL%2520CORP%2520(MRO)%2520(CIK%25200000101778)).

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Registration Statement and definitive proxy statement/prospectus carefully before making any voting or investment decisions. Copies of the documents filed with the SEC by ConocoPhillips and Marathon are available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by ConocoPhillips are available free of charge on ConocoPhillips’ website at www.conocophillips.com/ and those filed by Marathon are available free of charge on Marathon’s website at https://ir.marathonoil.com/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Marathon Oil Corporation

By:	/s/ Zach B. Dailey
Name: Zach B. Dailey
Title: Vice President, Controller and Chief Accounting Officer

August 19, 2024